United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

VOTORANTIM CELULOSE E PAPEL S.A. Publicly – Held Company CNPJ/MF: 60.643.228/0001 -21 NIRE: 35.300.022.807

ARACRUZ CELULOSE S.A. Publicly – Held Company CNPJ/MF: 42.157.511/0001 -61 NIRE: 32.300.025.897

MATERIAL EVENT NOTICE

(a free translation from the document in Portuguese filed with the Comissão de Valores Mobiliários ("CVM"), the Brazilian Securities and Exchange Commission)

This notice is not an offer to sell or an offer to buy securities in the United States. Any transactions involving offers of securities referred to in this notice cannot, and will not, be carried out by VCP, Aracruz or any of their respective affiliates absent registration or an exemption from registration. The stock swap merger is being conducted in Brazil pursuant to the Brazilian Corporation Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. The stock swap merger is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the stock swap merger, if approved, have not yet been registered with the Securities and Exchange Commission, or the SEC. If the stock swap merger is approved, VCP intends to (1) register the new VCP common shares with the SEC under the U.S. Securities Exchange Act of 1934, as amended, and (2) submit a listing application to the New York Stock Exchange for the new VCP ADSs that, in each case, will be distributed to holders of Aracruz shares and ADSs, respectively, as a result of the stock swap merger. Neither Aracruz nor VCP or any of their respective affiliates is asking you to send them a proxy and you are requested not to send a proxy to VCP, Aracruz or any of their respective affiliates.

Managements of Votorantim Celulose e Papel S.A. ("VCP") and Aracruz Celulose S.A. ("Aracruz") hereby inform the market that their respective Extraordinary General Shareholders' Meetings (the "EGMs") were reinitiated and concluded on this date. Both EGMs approved the merger of the Aracruz shares, not held directly or indirectly by VCP, into VCP's asset base (the "Stock Swap Merger").

The EGMs also approved the adoption of a single Stock Swap Merger exchange ratio of 0.1347 VCP common share for each and every one of the Aracruz shares, irrespective of their class. The adoption of a single stock swap merger exchange ratio will result in the issuance of 77,770,294 (seventy seven million, seven hundred seventy thousand, two hundred ninety four) new VCP common shares, at a price per share of R$17.00 (seventeen reais), thereby increasing VCP's shareholders' equity in R$1,322,094,988.00 (one billion, three hundred and twenty two million, ninety four thousand, nine hundred eighty eight reais), of which R$529,842,603.00 (five hundred twenty nine million, eight hundred forty two thousand, six hundred three reais) will be allocated to VCP's capital account, and R$792,252,395.00 (seven hundred ninety two million, two hundred fifty two thousand, three hundred ninety five reais) will be allocated to VCP's capital reserve account.

The approval of the Stock Swap Merger does not give rise to appraisal rights to holders of VCP common shares, nor to Aracruz Class B preferred shares, since the Aracruz Class B Preferred Shares meet the liquidity and dispersion criteria established in subitems "a" and "b" of subsection II of article 137 of Law no. 6,404/76 (the "Brazilian Corporation Law").

However, the approval of the Stock Swap Merger gives rise to appraisal rights to holders of Aracruz common and Class A Preferred Shares. The timetable and procedures for the exercise of such appraisal rights will be published by means of a Notice to Shareholders to be released on August 27, 2009 through the CVM's website for public company filings (IPE) and published on August 28, 2009 in the Official Gazette of the State of Espírito Santo, the Valor Econômico newspaper and the A Gazeta newspaper.

Managements of VCP and Aracruz also inform that, on August 26, 2009, the Justice on Duty for the Second Section for Private Law of the São Paulo State Court of Appeals denied the request for injunctive relief argued in an Interlocutory Appeal filed by ACO Fundo de Investimento Multimercado - Investimento no Exterior, referred to in the Material Event Notice of August 24, 2009, and also ruled out the condition precedent and the condition subsequent imposed on the EGMs. Accordingly, the São Paulo State Court of Appeals allowed that "the resolutions approved at the EGMs produce their inherent effects." Such decision is appealable.

São Paulo, August 26, 2009

Votorantim Celulose e Papel S.A.	Aracruz Celulose S.A.
Paulo Prignolato	Marcos Grodetzky
Investor Relations Officer	Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer